July 8, 2016

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:          Extraction Oil & Gas, LLC

Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted May 13, 2016
CIK No. 1655020

Ladies and Gentlemen:

Set forth below are the responses of Extraction Oil & Gas, LLC (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 10, 2016, with respect to Confidential Draft Submission No. 2 on Form S-1, CIK No. 1655020, submitted to the Commission on May 13, 2016 (the “Registration Statement”).

Concurrently with the submission of this letter, we are confidentially submitting Confidential Draft Submission No. 3 on Form S-1 (“Submission No. 3”) via EDGAR. For convenience, we will hand deliver three full copies of Submission No. 3, as well as three copies of Submission No. 3 marked to show all changes made since the initial submission of the Registration Statement. We are also concurrently providing certain information responsive to Comment #4 in a separate letter to the Staff (the “Supplemental Letter”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to Submission No. 3 unless otherwise specified.

Prospectus Summary, page 1

Historical Capital Expenditures and 2016 Capital Budget, page 3

1.                                      You state here that the amount and timing of capital expenditures is largely discretionary and within your control. However, on page 7 you state that any postponement or elimination of your development drilling program would likely result in a reduction of proved reserve volumes and related standardized measure and that you may need to reevaluate your development drilling program if oil and natural gas prices materially decrease. Please revise to address the extent to which management has discretion related to capital expenditures and to explain the risks associated with their deferral.

RESPONSE:         We have revised the Registration Statement to address the extent to which management has discretion related to capital expenditures and have explained the risks associated with their deferral. Please see pages 4, 71 and 100.

Our Competitive Strengths, page 5

2.                                      In response to prior comment 4, we note that you revised your disclosure throughout your registration statement. Under the second bullet under this section entitled “Low-risk acreage position with multi-year inventory...” you revised to disclose that “[w]e currently have 3-D seismic data on all locations in our drilling plan, which we believe de-risks our development plan.” However, in a risk factor on page 39 entitled “[u]se of 2-D and 3-D seismic data is subject to interpretation...” you disclose that even when properly used and interpreted, seismic data and visualization techniques are only tools used to assist geoscientists in identifying subsurface structures and do not enable the interpreter to know whether hydrocarbons are, in fact, present in those structures. Please explain the apparently contradictory statements about the ability of 3-D seismic to de-risk your development plan.

RESPONSE:         We note the Staff’s comment, and respectfully assert that the statements referenced are not contradictory. We believe our use of 3-D seismic data de-risks our development plan in that it allows us a greater degree of certainty in identifying subsurface structures and hydrocarbons, but as disclosed elsewhere in the registration statement, reserve engineering is a subjective process with inherently imprecise results. To that end, while we believe our use of 3-D seismic data reduces risk in our development plan, we do not believe it is a certain measure of the existence of hydrocarbons and indicate as such in our risk factor disclosure. However, we have revised the Registration Statement to indicate that we believe our 3-D seismic data reduces the risk associated with our development plan. Please see pages 6 and 102.

Corporate Reorganization, page 6

3.                                      We note you revised this section in response to prior comment 14. However, please revise this section to further clarify the steps of your reorganization at or prior to closing of this offering. For instance, please disclose (i) if the conversion of your membership interests into shares of common stock will be a one-for-one conversion; (ii) if once you convert to a corporation, you will issue all shares of your common stock to Extraction Oil & Gas Holdings, LLC, for no consideration in an transaction exempt from registration, such that your stock will continue to be held 100% by Holdings; (iii) if Holdings’ distribution of all shares it holds in you to its members will be a pro-rata distribution, including to the holders of restricted units awards and incentive units.

RESPONSE:         We have revised the Registration Statement to clarify the steps of our reorganization at or prior to the closing of this offering. Please see pages 7 and 126.

Summary Reserve Data and Operating Data, page 16

4.                                      In our prior comment 17(d), we requested the “AFE/capital cost inventory for each of the three [largest] PUD properties.” In your response 19, you state “We have provided detail with respect to our current AFEs in the Supplemental Letter.” We have not located this item in your supplementary submission. Please direct us to it or furnish it.

RESPONSE:         Concurrently with this submission, we will send a Supplemental Letter with this response containing the requested information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

Derivative Arrangements, page 60

5.                                      The revised disclosure provided in response to prior comment 22 does not appear to adequately explain how differences in the terms of your current derivative arrangements compared to the terms of those entered into in prior periods are expected to affect your ability to reduce the potential effects of changes in oil and natural gas prices on your operating results and cash flow from operations. Please further revise your disclosure in this regard.

RESPONSE:         We have revised the disclosures in the Registration Statement, consistent with FRC 501.12, to show the terms of our commodity derivatives for historical periods with settlement amounts compared to the terms of our current open commodity derivatives with fair value amounts.  As such, investors in this offering will be able to see the differences in the terms of our current commodity derivatives compare to the terms of our commodity derivatives entered into and settled in prior periods.  Additionally, investors in this offering will be able to understand the effects of our commodity derivatives on historical operating results and cash flow from operations as well as the potential effects of our commodity derivatives on operating results and cash flow from operations based on the fair value of the commodity derivatives as of March 31, 2016. Please see pages 65 through 68.

6.                                      We note the apparent increase in premiums paid on commodity derivatives during 2015. Please revise to explain whether entering into commodity derivatives that require the payment of a premium is part of your hedging strategy. Your revised disclosure should address the time period over which this practice is expected to continue and how it will impact your financial statements. In addition, tell us about your policy of amortizing premiums paid on commodity derivatives.

RESPONSE:         We have revised the disclosures in the Registration Statement to provide a detailed explanation of the types of hedging strategies we utilize.  This includes an explanation of premiums paid as part of our hedging strategy.  Our premiums paid are not amortized as we do not distinguish between “realized” and “unrealized” gains and losses in our consolidated financial statements.  Rather, the fair value of the derivatives is recognized on the balance sheet and changes in the fair value at each reporting date are recognized in earnings as the change occurs.  We separately track premiums for our Adjusted EBITDAX financial measure to reduce commodity derivative settlement amounts by premiums paid for derivatives that settled during the period.  This is to ensure that cumulative gains and losses from commodity derivatives recognized in our Adjusted EBITDAX are limited to the cumulative gain or loss reported since the derivatives were acquired under GAAP.  To avoid confusion, we have revised the adjustment caption “Amortization of premiums paid on commodity derivatives” in our Adjusted EBITDAX financial measure to the caption “Premiums paid for derivatives that settled during the period” which will represent premiums paid at inception for derivatives that settled during the respective period.  Additionally, we have removed discussion regarding “amortization of premiums paid” in the MD&A. Please see pages 16, 65 and 66.

Factors Affecting the Comparability of Our Financial Condition and Results of Operations, page 62

Incentive Unit Compensation, page 63

7.                                      We note that you granted certain members of management incentive units during 2015, but that no compensation expense was recognized because it was not probable that the performance criterion associated with these incentive units would be met. Tell us about the performance conditions associated with these incentive units. In addition, revise to state whether these performance conditions will be met as a result of your proposed offering and, if so, disclose the amount of compensation expense you expect to recognize.

RESPONSE:         We have revised the disclosures in the Registration Statement on page 70 to disclose the performance conditions associated with these incentive units and whether these performance conditions will be met as well as the amount of compensation expense that would be incurred as a result of the proposed offering.

Critical Accounting Policies and Estimates, page 77

Oil and Gas Reserves, page 78

8.                                      A sensitivity analysis is provided on page 79 in response to prior comment 18 showing the reductions in your proved reserves volumes that would result from a 10% decrease in SEC pricing. Tell us whether the assumption of a 10% decrease in the price used to estimate your proved reserves is based on a potential scenario deemed reasonably likely to occur by management or revise to provide disclosure based on management’s expectations. Alternatively, tell us whether the disclosure on page 79 is provided pursuant to Item 1202(b) of Regulation S-K.

RESPONSE:         We acknowledge the Staff’s comment. The sensitivity analysis contained in the Registration Statement showing reductions in our proved reserves volumes that would result from a 10% decrease in SEC pricing was intended to provide investors in this offering with additional information regarding what a potential change in commodity prices could have on our proved reserves and was not based on any specific scenario that was deemed reasonably likely to occur by management. As noted elsewhere in the Registration Statement, we do not believe we can predict future commodity prices with reasonable likelihood. The disclosure was not provided pursuant to Item 1202(b) of Regulation S-K.

Extraction Oil & Gas, LLC

Statements of Operations, page F-14

9.                                      It appears that you have removed the previously provided pro forma income tax and per share disclosure from the face of your statements of operations. Please tell us why this disclosure is no longer deemed necessary.

RESPONSE:         We have revised the Registration Statement to provide pro forma income tax and per share disclosure on the face of our statements of operations. Please see page F-16.

Notes to Financial Statements

Note 3 — Oil and Gas Properties, page F-26

10.                               Please tell us why your disclosure of net costs incurred in oil and gas property acquisition, exploration, and development activities shows that no exploration costs were incurred in 2015 while your statement of operations shows exploration expenses of $16.5 million. Refer to FASB ASC 932-235-50-18.

RESPONSE:         We acknowledge the Staff’s comment and note that FASB ASC 932-235-50-18, which governs our calculation of exploration costs included in our disclosure of net costs incurred in oil and gas property acquisition, exploration and development activities, does not include impairment and abandonment costs of unproved properties in the calculation of exploration expense. However, the line item “exploration expenses” in the statements of operations does include impairment and abandonment costs of unproved properties. We have noted this in our footnote (1) to the revised table on page F-30 of the Registration Statement disclosing our net costs incurred in oil and gas property acquisition, exploration and development activities.

In addition, per FASB ASC 932-235-50-18, we have modified the disclosure of exploration expenses on page F-30 to include delay rental and leasehold extensions.

Note 10 — Unit Based Compensation, page F-43

11.                               We note that you granted 196,047 restricted stock units during the fiscal year ended December 31, 2015 with a weighted average grant date fair value of $2.68 per unit. We also note that you closed a $93.1 million private offering of units in May 2016. Please tell us the per unit offering cost and provide us with an analysis of any material variances between this amount and the grant date fair value of the restricted stock units issued during 2015 (e.g., intervening events, changes in profitability and financial condition, etc).

RESPONSE:         The per unit offering cost for the May 2016 private offering was $3.25 per unit, consistent with offerings closed in March 2015 and September 2015.  These offerings were the basis for determining the grant date fair value, determined by applying a discount for lack of marketability to those offering prices, associated with the issuances of restricted stock units for the year ended December 31, 2015.

Exhibits

12.                               We note that in a risk factor on page 26 entitled “[w]e are required to pay fees...” you disclose that you are currently party to a firm transportation agreement that commences in November 2016 and has a ten-year term, which obligates you to meet certain delivery commitments. As this firm transportation agreement appears to cover much of your expected production, please file this agreement as an exhibit pursuant to Item 601(b)(10) (ii)(B) of Regulation S-K or explain otherwise why such agreement is not required to be filed.

RESPONSE:         In response to the Staff’s comment, we respectfully submit that we are not required to file our firm transportation agreement with Grand Mesa Pipeline, LLC (the “Transportation Agreement”) as a material contract pursuant to Item 601(b)(10) of Regulation S-K. We believe the Transportation Agreement is a contract made in the ordinary course of business and is consistent with, and contains pricing and other terms similar to, the transportation contracts that are available with other transportation companies operating in the DJ Basin. All pricing under the Transportation Agreement is at market rates under a FERC-approved tariff. In addition to the Transportation Agreement being the type of agreement that ordinarily accompanies the kind of business we conduct, we believe that our business is not substantially dependent upon the Transportation Agreement. As of the date hereof, we have no volumes flowing through the transportation system, which is not expected to be operational until the third quarter of 2016, and all of our oil production is currently being delivered to market by truck to a transportation facility. We believe that the termination of the Transportation Agreement would not have a long-term material adverse impact on our financial position or results of operations because we have sufficient adequate alternative transportation options available in the DJ Basin to deliver our production to market, such as by truck.

*              *              *              *              *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

EXTRACTION OIL & GAS, LLC

By:	/s/ Russell T. Kelley, Jr.
Name:	Russell T. Kelley, Jr.
Title:	Chief Financial Officer

Enclosures

cc:           Mark A. Erickson, Chairman and Chief Executive Officer

Douglas E. McWilliams, Vinson & Elkins L.L.P.

Julian J. Seiguer, Vinson & Elkins L.L.P.